EXHIBIT B-1
VERIFICATION
The undersigned states that he has duly executed the attached First Amended and Restated Application dated November 20, 2009 (the “Application”) for and on behalf of Transamerica Funds, Transamerica Partners Funds Group, Transamerica Partners Funds Group II and Transamerica Series Trust (the “Funds”); that he is the Secretary of the Funds; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file the Application have been taken. The undersigned further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TRANSAMERICA FUNDS TRANSAMERICA PARTNERS FUNDS GROUP TRANSAMERICA PARTNERS FUNDS GROUP II TRANSAMERICA SERIES TRUST

By: Name:	/s/ Dennis P. Gallagher Dennis P. Gallagher
Title:	Secretary

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